
Mail Stop 3720

February 8, 2016

James Rosen
Chief Executive Officer
WayBetter, Inc.
205 East 42nd Street, 17th Floor
New York, NY 10017

> **Re: WayBetter, Inc.**
> **Offering Statement on Form 1-A**
> **Submitted January 15, 2016**
> **File No. 024-10515**

Dear Mr. Rosen:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1.   We note that you have submitted copies of the testing the waters materials used by the Company and Seed Invest Technologies LLC. In the future please include the appropriate legend as required by Rule 255 on all materials. Additionally, you may wish to refer to Securities Act Rules Compliance and Disclosure Interpretations Question 182.09.

2.   Please file a copy of the non-public draft offering statement that was previously confidentially submitted pursuant to Rule 252(d) as an exhibit to your next amended

filing. See Securities Act Rules Compliance and Disclosure Interpretations Question 182.01.

Risk Factors

We have a history of accumulated deficits, page 15

3.   We note your risk factor on page 15 that discusses investors losing confidence in the value of the common stock and how this could cause the stock price to decline. Please revise this risk factor to clarify that the current offering is for preferred shares and the common stock of the company is not publicly traded at this time.

We could be regulated out of business, page 18

4.   We note your reasons for why you believe your games are not gambling. We also note the recent lawsuit filed by the NY Attorney General against operators of fantasy sports competitions and similar actions in other states. Since these gaming sites are also defending their activities based upon the premise that they involve contests of skill rather than chance, you should expand your risk factor to address these legal challenges and how they may result in legal challenges to your business.

Securities Being Offered, page 46

Series B Preferred Stock ,page 48

5.   Clarify whether dividend must be paid to Series B Preferred stockholders at a rate equal to or greater than the rate payable to the Series Seed Preferred, Series A Preferred or the Series A-1 Preferred stockholders. Also you should consider reordering this section to discuss your Series B Preferred Stock first since it is the class of securities being offering in this offering.

Plan of Distribution and Selling Securityholders, page 50

6.   Indicate where you will be offering your securities for sale.

Financial Statements
For the six months ended June 30, 2015, page F-30

7.   Please include interim statements of income and cash flows for the six months ended June 30, 2014, the corresponding period of the preceding fiscal year. We refer to Form 1-A instructions, Part F/S, paragraph (c)(1) which incorporates paragraph (b). Also revise MD&A to address any material changes in results of operations with respect to the interim periods ended June 30, 2015 and 2014.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant at (202) 551-3371 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Attorney-Adviser, at (202) 551-3208 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Sara Hanks, Esq.
       KHLK LLP